GMO TRUST

Item 77L


For Pelican Fund

Effective March 1, 2001, the Fund adopted the provisions of the revised AICPA Audit and Accounting Guide for Investment Companies and began amortizing premiums and discounts on debt securities using the daily effective yield method. Prior to March 1, 2001, the Fund did not amortize premiums, and certain discounts were amortized using the straight-line method. The cumulative effect of this accounting change had no impact on total net assets for the Fund, but resulted in a reclassification of the components of net assets as of March 1, 2001, based on securities held by the Fund as of that date. The statement of changes in net assets and financial highlights for prior periods have not been restated to reflect this change in policy.